December 8, 2009

Renato Pontello-Concina
Ottawa, ON

Dear Renato,

I am pleased to appoint you as VP & General Counsel for Zarlink Semiconductor Inc. (“Zarlink” or “Company”), with the following terms and conditions.

All amounts are in Canadian Dollars.

1.	Work Responsibilities

You will be employed full-time in the position of VP & General Counsel, reporting to the CEO and will be based in the Company’s Ottawa. In this position, you will devote your best efforts, and your full working time, skill and attention, to carrying out your duties and to promoting the interests of the Company. You will be expected to perform all services and duties customarily associated with your position, together with such additional duties and responsibilities as assigned from time to time. A copy of the Key Authorities and Responsibilities for the VP & General Counsel Role is attached.

2.	Salary and Incentives

Your annual base salary will continue to be $190,000.

In addition, you will continue to participate in the Zarlink Bonus Plan at 25% of base salary.

3.	Health, Dental and Related Benefits

ZARLINK maintains a comprehensive group employee benefits plan, made available to our employees. Your eligibility for coverage and for benefits will be determined in accordance with the specific terms and conditions of the Plan.

4.	Company Car

You are eligible to participate in the Zarlink Canadian Vice-President Fleet Vehicle Program in accordance with its terms and conditions. Your eligible allowance is $13,000.

5.	Pension

Subject to approval by the Compensation Committee of the Zarlink Board of Directors, you will be entitled to participate in the Canadian Executive Pension Plan which provides a combination of annual payments by Zarlink into an RRSP and SERP for your benefit.  The annual funding cost paid by Zarlink is 15% of your base salary and car allowance.  Enclosed is a copy of the pension plan description.

6.	Vacation

You will be eligible to participate in the Canadian vacation policy for Vice Presidents of Zarlink which entitles you to 20 days vacation (4 weeks) per year for service under 15 years, plus 1 day per year for every year of service for years 16 to 25 (maximum 10 days additional i.e., 30 days per year total)

7.	Confidentiality of Information and Ownership of Proprietary Property

Your signed Zarlink Semiconductor “Intellectual Property Rights & Confidentiality Agreement” and Code of Ethics and Business Conduct remain in effect.

8.	Director, CEO and Executive Stock Ownership

As an executive of Zarlink reporting directly to the CEO, you will be required to establish and hold specified stock ownership levels in the Company within defined periods of time in accordance with the terms and conditions as set out in the Directors, CEO and Executive Stock Ownership Policy details of which are attached to this letter.

9.	Termination

a)      Entitlements upon Resignation, Termination for Cause

If you resign or your employment is terminated for Cause, then you will be entitled to receive any compensation, benefits and perquisites which have accrued up to the Termination Date. Your rights respecting any options, which have been granted to you, will be determined in accordance with the terms of the Zarlink 1991 Stock Option Plan, as it may be amended from time to time.

b)           Entitlements upon Termination without Cause

If your employment is terminated by the Company without Cause you will be provided with the following termination package (which is inclusive of any statutory entitlements you may have under applicable employment standards legislation, and will be provided net of required deductions):

(i)	You will be paid for all time worked and your accrued vacation balance through the Termination Date. This payment will be made within 30 days following the Termination Date.

(ii)	You will be entitled to a termination package consistent with the Company’s termination policy for its Canadian Employees. This payment will be made within 30 days following the Termination Date.

(iii)
You will receive continued group life and health benefits coverage throughout the statutory Notice Period. Please note that sick leave and long-term disability coverage will not be continued after the Termination Date.

(iv)
You will have ninety (90) days following the Termination Date (or until the natural expiry date of your stock options, whichever is earlier), to exercise any stock options which have been granted to you under the Zarlink 1991 Stock Option Plan, as it may be amended from time to time, and which have vested as of the last day of that ninety (90) day period.  In all other respects, your rights respecting any options, which have been granted to you, will be determined in accordance with the terms of the Zarlink 1991 Stock Option Plan, as it may be amended from time to time.

(v)	All other perquisites, if any, will cease 30 days following the Termination Date.

f.	Resignation of Office

If your employment ends for any reason, you agree to resign in writing effective upon   the Termination Date from any office or directorship held with Zarlink or with any subsidiary or affiliated company.

Once again, we look forward to your continued success at Zarlink Semiconductor.  If you have any questions about this letter or the attachments, please feel free to contact Eileen Speirs in Human Resources.

Zarlink Semiconductor Inc.

Per:

/s/ Kirk Mandy
Kirk Mandy
President and CEO